Sumitomo
Corporation

RECEIVED
2004 JUN 28 A 9:2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

June 23, 2004

04035051

By Federal Express

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press release dated June 23, 2004 [English translation].

PROCESSED
JUN 30 2004
THOMSON
FINANCIAL

dlw 6/30

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

[TRANSLATION]

June 23, 2004

Company:	Sumitomo Corporation
Representative:	Motoyuki Oka President and CEO
TSE Code number:	8053
Contact:	Mitsuru Iba General Manager, Corporate Communications Dept.
Telephone:	(03) 5166-5000

Notice Concerning the Issuance of New Shares

Sumitomo Corporation (referred to as "the Company" hereinafter) approved the issue and offer for sale of new shares (referred to as the "Offering" hereinafter) at the meeting of the board of directors held on June 23, 2004 as follows:

1. Number of New Shares to be Issued

   140,000,000 shares of common stock

2. Issue Price

   The Issue Price will be determined on any date during the period beginning on Wednesday, July 7, 2004 and ending on Friday, July 9, 2004 (referred to as the "Pricing Date" hereinafter) in accordance with the method provided under Section 7-2 of the Rules of Fair Practice number 14 provided by the Japan Securities Dealers Association.

3. Portion of Issue Price Not to be Accounted to Stated Capital

   The amount obtained by subtracting the amount accounted to stated capital from the issue price determined in accordance with the method provided in 2. above. The amount accounted to stated capital shall be half of the Issue Price, with any fraction less than a yen resulting from the calculation being rounded up to a full yen.

4. Offering Price

   The Offering Price shall be determined on the Pricing Date, taking into account the market demand for the shares and shall be determined by the closing price of

shares of our common stock (with any fraction less than a yen being rounded down to zero) on the Tokyo Stock Exchange, on the Pricing Date multiplied by 90 to 100 basis points. (If the Tokyo Stock Exchange, does not provide a closing price on the Pricing Date, the closing price provided on the business day immediately preceding the Pricing Date shall be used.)

5. Offering Method

(1) Japanese Public Offering

Offers within Japan shall be made by public offering (referred to as the "Japanese Public Offering" hereinafter), for which purpose shares shall be jointly underwritten by Daiwa Securities SMBC Co. Ltd., Nikko Citigroup Limited, Nomura Securities, Co., Ltd., Goldman Sachs, Inc., Tokyo Branch, Shinko Secuirties Co., Ltd., Mizuho Securities Co., Ltd., and Mitsubishi Securities Co., Ltd.

(2) International Offering

For the purpose of an offering in the international markets primarily in Europe (referred to as the "International Offering" hereinafter. Note that in the United States, the shares may be offered or sold only to qualified institutional buyers pursuant to Rule 144A of the U.S. Securities Act of 1933), and shall be severally underwritten by purchase by the underwriters' joint lead manager of which shall be Daiwa Securities SMBC Europe Limited (referred to as the "International Representative" hereinafter).

(3) With regard to each offering mentioned in (1) and (2) above, the number of shares to be issued is planned to be 98,000,000 shares for the Japanese Public Offering and 42,000,000 shares for the International Offering. The breakdown of the actual number of shares in 1. above to be finally allocated among each offering shall be determined on the Pricing Date as stated in 2. above by taking into consideration market demand.

(4) The Company shall not pay any underwriting fees to underwriters of each offering mentioned in (1) and (2) above, although the aggregate amount of the difference between the Offering Price in each offering and the Issue Price which shall be paid to the Company from each underwriter shall be the proceeds of the underwriters.

(5) The Global Coordinator with regard to each offering mentioned in (1) and (2) above shall be Daiwa Securities SMBC Co. Ltd.

6. Subscription Period (for the Japanese Public Offering)

The Subscription Period for the Japanese Public Offering shall be the period beginning from Monday, July 12, 2004 and ending on Wednesday, July 14, 2004. Such period may be changed to an earlier period based on market demand. The earliest Subscription Period shall be the period beginning from Thursday, July 8, 2004 and ending on Monday, July 12, 2004.

7. Payment Date

The Payment Date shall be any date during the period beginning on Thursday, July 15, 2004 and ending on Tuesday, July 20, 2004. As stated in 6. above, the Subscription Period may be changed to an earlier period based on market demand. The earliest Payment Date shall be Thursday, July 15, 2004. The Payment Date shall be three (3) business days from the ending date of the Subscription Period.

8. Share Certificate Delivery Date

The Share Certificate Delivery Date shall be any date during the period beginning on Friday, July 16, 2004 and ending on Wednesday, July 21, 2004. As stated in 6. above, the Subscription Period may be changed to an earlier period based on market demand. The earliest Share Certificate Delivery Date shall be Friday, July 16, 2004. The Share Certificate Delivery Date shall be the next business day from the Payment Date.

9. Initial Date for Dividend Accrual

Thursday, April 1, 2004

10. Unit of Shares for Subscription

1,000 shares

11. The Japanese Public Offering is subject to the effectiveness of filing of the Securities Registration Statement under the Securities and Exchange Law of Japan.

12. The Issue Price, the portion of the Issue Price not to be accounted to stated capital and all other matters not determined above and necessary for this issuance will be decided by the President of the Company.

[Reference]

1. Changes in the Number of Shares to be Issued:

   Total number of issued shares as of June 22, 2004 (excluding treasury shares): 1,064,608,547 shares

   Number of new shares to be issued through the Offering: 140,000,000 shares

   Total number of issued shares after the Offering: 1,204,608,547 shares

2. Use of Proceeds

   (1) Use of proceeds from the Offering

   The Company and its subsidiaries (referred to as the "Group" hereinafter) aims to expand its earnings base by increasing risk-adjusted assets through investments in businesses that the Group believes will be highly profitable or has growth potential. The entire net proceeds of approximately ¥110.5 billion to be received from the Offering, consisting of approximately ¥77.4 billion from the Japanese Public Offering and approximately ¥33.1 billion from the International Offering, will be applied to fund such investment activities. Specifically, the net proceeds will be applied to fund acquisition of interests in mineral resources and energy related projects, expansion of information business, including movie and media businesses, acquisitions in the transportation and construction equipment sector and the expansion of automobile financing business.

   (2) Changes in the use of proceeds from previous offering

   N/A

   (3) Anticipated impact on the Company's business results

   The Company anticipates revenue expansion through the expansion of its earnings base by applying the proceeds received from the Offering to fund its investment activities.

3. Dividends to Shareholders

   (1) Basic policy relating to profit allocation

   The Company strives to make long-term returns to its shareholders. Since the fiscal year 1989, the Company has continuously paid annual dividends of ¥8 per share.

(2) Determination of dividend amounts

The Company has declared annual dividend of ¥8 per share for the fiscal year ended March 31, 2004, pursuant to the basic policy mentioned above, taking into consideration the strengthened management base and future business expansion.

(3) Use of retained earnings

The retained earnings will be allocated to fund the Company's investment activities in order to expand its earnings base. The Company aims to expand its revenues and maintain sound financial condition.

(4) Dividends paid during the last three fiscal years

(CONSOLIDATED)	FISCAL YEAR ENDED MARCH 31, 2002	FISCAL YEAR ENDED MARCH 31, 2003	FISCAL YEAR ENDED MARCH 31, 2004
Net income per share	¥44.85	¥13.04	¥62.66
Return on equity	7.4%	2.2%	9.9%

(NON-CONSOLIDATED)	FISCAL YEAR ENDED MARCH 31, 2002	FISCAL YEAR ENDED MARCH 31, 2003	FISCAL YEAR ENDED MARCH 31, 2004
Net income per share	¥15.04	¥(30.15)	¥19.43
Dividend per share	¥8.00	¥8.00	¥8.00
Payout ratio	53.2%	--%	40.7%
Return on equity	2.8%	(6.2)%	3.9%
Dividends on equity	1.5%	1.7%	1.5%

Notes: 1. Net income (loss) per share is the amount calculated by dividing the average number of shares (excluding treasury shares) by the net income (loss).

2. Return on equity is the amount calculated by dividing shareholder's equity (the average of the total shareholder's equity at the beginning and the end of the fiscal year) by the net income.

3. Dividends on equity is the amount calculated by dividing shareholder's equity (the average of the total shareholder's equity at the beginning and the end of the fiscal year) by the annual dividend.

(5) Past compliance with dividend policies

N/A

4. Others

(1) Allocation

N/A

(2) Information relating to dilution

The Company offers stock option plans. In accordance with Article 210-2 of the Commercial Code of Japan (before amendment), the Company, at its 132nd annual shareholders' meeting held on June 23, 2000, approved the grant of stock options to the corporate officers under the Company's qualification system and the directors who were in office as of the date of the meeting. At its 133rd annual shareholders' meeting held on June 22, 2001, the Company approved the grant of stock options to the corporate officers under the Company's qualification system and to the directors who were in office as of the date of the meeting. In accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan, the Company at its 134th annual shareholders' meeting held on June 21, 2002, approved the grant of stock options at no cost to the directors and the corporate officers under the Company's qualification system. In accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan, the Company at its 135th and 136th annual shareholders' meetings held on June 22, 2003 and June 20, 2004, respectively, approved the grant of stock options at no cost to the Company's corporate officers under the Company's qualification system, as well as to the directors and the executive officers. The stock options offered, the total number of applicable shares, and the exercisable period are as follows:

Approved on June 23, 2000:

Total number of shares: 161,000 shares

Exercisable period: April 1, 2001 to June 30, 2005

Approved on June 22, 2001:

Total number of shares: 166,00 shares

Exercisable period: April 1, 2002 to June 30, 2006

Approved on June 21, 2002:

Total number of shares: 159,000 shares

Exercisable period: April 1, 2003 to June 30, 2007

Approved on June 20, 2003:

Total number of shares: 173,000 shares

Exercisable period: April 1, 2004 to June 30, 2008

Approved on June 22, 2004:

Total number of shares: up to 184,000 shares

Exercisable period: April 1, 2005 to June 30, 2009

The adjusted net income per share as of the end of March 2004 is ¥61.31 (consolidated) and ¥19.22 (non-consolidated).

(3) Equity finance during the last three fiscal years

① Equity finance during the last three fiscal years

N/A

② Share price during the last three fiscal years

	FISCAL YEAR ENDED MARCH 31, 2002	FISCAL YEAR ENDED MARCH 31, 2003	FISCAL YEAR ENDED MARCH 31, 2004	FISCAL YEAR ENDING MARCH 31, 2005
Starting	¥788	¥709	¥527	¥950
Highest	¥935	¥895	¥958	¥972
Lowest	¥532	¥417	¥445	¥750
Ending	¥707	¥537	¥937	¥840
Price Earnings Ratio (PER)	15.76	41.18	14.95	---

Notes: 1. The figures for the fiscal year ending March 31, 2005 are current as of June 22, 2004.

2. The Price Earnings Ratio (PER) is the amount calculated by dividng the the ending share price by the net income (consolidated) at the end of the fiscal year.

(4) Others

N/A